UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DICERNA PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

NNUS NEW RESEARCH, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

253031108

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel

Novo Nordisk A/S

Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
3,234,126,302.44	299,803.51

*

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 75,849,396 shares of common stock (calculated as 78,129,378 shares of common stock issued and outstanding less 2,279,982 shares of common stock owned by Novo Nordisk A/S) and $38.25 per share; (b) the product of 13,418,179 shares of common stock underlying outstanding options and $21.61, which is the difference between $38.25 and the weighted average exercise price of $16.64 per share of the underlying outstanding stock options; (c) the product of 1,122,093 shares of common stock underlying outstanding restricted stock unit awards and $38.25 per share. The calculation of the filing fee is based on information provided by the Company as of November 22, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021 and effective October 1, 2021, by multiplying the transaction value by 0.0000927.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by NNUS New Research, Inc., a Delaware corporation (“Purchaser”), and Novo Nordisk A/S, a Danish aktieselskab (“Parent”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $38.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated November 24, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned indirect subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of November 17, 2021, among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    The subject company and the issuer of the securities subject to the Offer is Dicerna Pharmaceuticals, Inc. Its principal executive office is located at 33 Hayden Avenue, Lexington, MA 02421, and its telephone number is 617-621-8097.

(b)    This Schedule TO relates to Shares. According to the Company, as of the close of business on November 22, 2021, there were (i) 78,129,378 Shares issued and outstanding (ii) 13,418,179 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 1,122,093 Shares underlying outstanding restricted stock unit awards.

(c)    The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - (c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at c/o Novo Nordisk A/S, Novo Allé, DK-2880, Bagsvaerd, Denmark, and the telephone number of each is +45 4444-8888. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning the Company,” Section 9—“Certain Information Concerning Parent and Purchaser,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) - (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 —“Price Range of Shares; Dividends,” Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Contacts with the Company” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)    the consideration offered consists solely of cash;

(b)    the Offer is not subject to any financing condition; and

(c)    the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated November 24, 2021.*

(a)(1)(B)*	Form of Letter of Transmittal.*

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Index No.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)*	Form of Summary Advertisement, published November 24, 2021 in The New York Times.*

(a)(5)(A)	Press Release issued by Parent, dated November 18, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on November 18, 2021)

(a)(5)(B)	Social media posts by Parent or its representatives on November 18, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on November 18, 2021).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated November 17, 2021, among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 18, 2021).

(d)(2)*	Confidentiality Agreement, dated as of October 27, 2021, by and between the Company and Parent.*

(d)(3)	Collaboration and License Agreement, dated November 15, 2019, by and between the Company and Parent (incorporated by reference to Exhibit 10.47 to the Current Report on Form 10-K filed by the Company with the Securities and Exchange Commission on February 28, 2020).

(d)(4)	Share Issuance Agreement, dated November 15, 2019, by and between the Company and Parent (incorporated by reference to Exhibit 10.48 to the Current Report on Form 10-K filed by the Company with the Securities and Exchange Commission on February 28, 2020).

(d)(5)*	Mutual Confidentiality Agreement, dated as of August 14, 2018, between the Company and Parent.*

(d)(6)*	First Amendment to Mutual Confidentiality Agreement, dated as of August 14, 2019, between the Company and Parent.*

(d)(7)*	Confidential Disclosure Agreement, dated as of March 9, 2021, dated as of August 14, 2019, between the Company and Parent.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2021

NNUS NEW RESEARCH, INC.

By:	/s/ Ulrich Christian Otte
	Name:	Ulrich Christian Otte
	Title:	President

NOVO NORDISK A/S

By:	/s/ Karsten Munk Knudsen
	Name:	Karsten Munk Knudsen
	Title:	Executive Vice President and Chief Financial Officer